Pembina Pipeline Corporation Declares Quarterly Preferred Share Dividends and Announces First Quarter 2025 Results Conference Call and Webcast
CALGARY, ALBERTA, April 8, 2025 – Pembina Pipeline Corporation ("Pembina" or the "Company") (TSX: PPL; NYSE: PBA) announced today that its Board of Directors has declared quarterly dividends for the Company's preferred shares, Series 1, 3, 5, 7, 9, 15, 17, 19, 21 and 25. Series 1, 3, 5, 7, 9 and 21 preferred share dividends are payable on June 2, 2025, to shareholders of record on May 1, 2025. Series 15, 17 and 19 preferred share dividends are payable on June 30, 2025, to shareholders of record on June 16, 2025. Series 25 preferred share dividends are payable on May 15, 2025, to shareholders of record on April 30, 2025.

Series	Dividend Amount
Preferred Shares, Series 1 (PPL.PR.A)	$0.407813
Preferred Shares, Series 3 (PPL.PR.C)	$0.376188
Preferred Shares, Series 5 (PPL.PR.E)	$0.425875
Preferred Shares, Series 7 (PPL.PR.G)	$0.372063
Preferred Shares, Series 9 (PPL.PR.I)	$0.268875
Preferred Shares, Series 15 (PPL.PR.O)	$0.385250
Preferred Shares, Series 17 (PPL.PR.Q)	$0.412813
Preferred Shares, Series 19 (PPL.PR.S)	$0.292750
Preferred Shares, Series 21 (PPL.PF.A)	$0.393875
Preferred Shares, Series 25 (PPL.PF.E)	$0.405063
Confirmation of Record and Payment Date Policy
Pembina pays cash dividends in Canadian dollars on its preferred shares Series 1, 3, 5, 7, 9 and 21 on the first day of March, June, September and December in each year, if, as and when declared by the Board of Directors to shareholders of record on the first day of the preceding month, or, if such payment or record date is not a business day, the next succeeding business day after the weekend or statutory holiday. Dividends on the preferred shares Series 15, 17 and 19 are payable on the last day of March, June, September and December in each year, if, as and when declared by the Board of Directors to shareholders of record on the 15th day of the same month, or, if such payment or record date is not a business day, the next succeeding business day after the weekend or statutory holiday. Dividends on the preferred shares Series 25 are payable on the 15th day of February, May, August and November in each year, if, as and when declared by the Board of Directors to shareholders of record on the last day of the preceding month, or, if such payment or record date is not a business day, the next succeeding business day after the weekend or statutory holiday.
Conference Call and Webcast Details for First Quarter 2025 Results
Pembina will release its first quarter 2025 results on Thursday, May 8, 2025, after markets close. A conference call and webcast have been scheduled for Friday, May 9, 2025, at 8:00 a.m. MT (10:00 a.m. ET) for interested investors, analysts, brokers and media representatives.
The conference call dial-in numbers for Canada and the U.S. are 1-289-819-1520 or 1-800-549-8228. A recording of the conference call will be available for replay until Friday, May 16, 2025 at 11:59 p.m. ET. To access the replay, please dial either 1-289-819-1325 or 1-888-660-6264 and enter the password 95322#.
A live webcast of the conference call can be accessed on Pembina's website at www.pembina.com under Investor Centre, Presentations & Events, or by entering:
https://events.q4inc.com/attendee/101903161 in your web browser. Shortly after the call, an audio archive will be posted on the website for a minimum of 90 days.

About Pembina
Pembina Pipeline Corporation is a leading energy transportation and midstream service provider that has served North America's energy industry for more than 70 years. Pembina owns an extensive network of strategically-located assets, including hydrocarbon liquids and natural gas pipelines, gas gathering and processing facilities, oil and natural gas liquids infrastructure and logistics services, and an export terminals business. Through our integrated value chain, we seek to provide safe and reliable energy solutions that connect producers and consumers across the world, support a more sustainable future and benefit our customers, investors, employees and communities. For more information, please visit www.pembina.com.
Purpose of Pembina: We deliver extraordinary energy solutions so the world can thrive.
Pembina is structured into three Divisions: Pipelines Division, Facilities Division and Marketing & New Ventures Division.
Pembina's common shares trade on the Toronto and New York stock exchanges under PPL and PBA, respectively. For more information, visit www.pembina.com.
Forward-Looking Statements and Information
This news release contains certain forward-looking statements and forward-looking information (collectively, "forward-looking statements"), including forward-looking statements within the meaning of the "safe harbor" provisions of applicable securities legislation, that are based on Pembina's current expectations, estimates, projections and assumptions in light of its experience and its perception of historical trends. In some cases, forward-looking statements can be identified by terminology such as "continue", "anticipate", "will", "expects", "estimate", "potential", "planned", "future", "outlook", "strategy", "project", "plan", "commit", "maintain", "focus", "ongoing", "believe" and similar expressions suggesting future events or future performance.
In particular, this news release contains forward-looking statements relating to, without limitation, future dividends which may be declared on Pembina's preferred shares and the timing and the amount thereof. The forward-looking statements are based on certain assumptions that Pembina has made in respect thereof as at the date of this news release regarding, among other things: the success of Pembina's operations and growth projects; prevailing commodity prices, margins, volumes and exchange rates; that Pembina's future results of operations will be consistent with past performance and management expectations in relation thereto; the availability of capital to fund future capital requirements relating to existing assets and projects; future operating costs; that all required regulatory and environmental approvals can be obtained on the necessary terms in a timely manner; prevailing regulatory, tax and environmental laws and regulations and tax pool utilization; maintenance of operating margins; the amount of future liabilities relating to lawsuits and environmental incidents and the availability of coverage under Pembina’s insurance policies (including in respect of Pembina’s business interruption insurance policy).

Although Pembina believes the expectations and material factors and assumptions reflected in these forward-looking statements are reasonable as of the date hereof, there can be no assurance that these expectations, factors and assumptions will prove to be correct. These forward-looking statements are not guarantees of future performance and are subject to a number of known and unknown risks and uncertainties that could cause actual events or results to differ materially, including, but not limited to: the regulatory environment and decisions, including the outcome of regulatory hearings, and Indigenous and landowner consultation requirements; the impact of competitive entities and pricing; reliance on third parties to successfully operate and maintain certain assets; reliance on key relationships, joint venture partners and agreements; labour and material shortages; the strength and operations of the oil and natural gas production industry and related commodity prices; non-performance or default by counterparties to agreements which Pembina or one or more of its affiliates has entered into in respect of its business; actions by governmental or regulatory authorities, including changes in tax laws and treatment, the imposition of new tariffs, changes in royalty rates, changes in regulatory processes or increased environmental regulation; the ability of Pembina to acquire or develop the necessary infrastructure in respect of future development projects; fluctuations in operating results; adverse general economic and market conditions, including potential recessions in Canada, North America and worldwide resulting in changes, or prolonged weaknesses, as applicable, in interest rates, foreign currency exchange rates, inflation rates, commodity prices, supply/demand trends and overall industry activity levels; constraints on, or the unavailability of, adequate supplies, infrastructure or labour; the political environment in North America and elsewhere, including changes in trade relations between Canada and the U.S., and public opinion thereon; the ability to access various sources of debt and equity capital; adverse changes in credit ratings; counterparty credit risk; technology and cyber security risks; natural catastrophes; and certain other risks detailed in Pembina's Annual Information Form and Management's Discussion and Analysis, each dated February 27, 2025 for the year ended December 31, 2024, and from time to time in Pembina's public disclosure documents available at www.sedarplus.ca, www.sec.gov and through Pembina's website at www.pembina.com.
This list of risk factors should not be construed as exhaustive. Readers are cautioned that events or circumstances could cause actual results to differ materially from those predicted, forecasted or projected. The forward-looking statements contained in this news release speak only as of the date hereof. Pembina does not undertake any obligation to publicly update or revise any forward-looking statements or information contained herein, except as required by applicable laws. The forward-looking statements contained in this news release are expressly qualified by this cautionary statement.
For further information:
Investor Relations
(403) 231-3156
1-855-880-7404

e-mail: investor-relations@pembina.com
www.pembina.com